[VIDEOCON D2H LETTERHEAD]

March 13, 2015

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Videocon d2h Limited Amendment No. 2 to Registration Statement on Form F-4 Filed March 3, 2015

Comment Letter Dated March 12, 2015

CIK No. 0001629220

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated March 12, 2105 (the “Comment Letter”) regarding Amendment No. 2 to the Registration Statement on Form F-4 of Videocon d2h Limited (the “Company”). The Company has filed concurrently herewith Amendment No. 3 to the Company's Registration Statement Form F-4 (the “Form F-4”) which has been revised to respond to the comments of the Staff in the Comment Letter.

We have addressed below each of the Staff’s comments in the order presented in the Comment Letter. For ease of reference, we have included each Staff comment in bold and inserted our response after each comment.

General

1.	We note your revised disclosure throughout the prospectus/proxy statement that the holders of ADSs “shall have no interest in or entitlement to equity shares” issued as bonus shares to the sponsor of Silver Eagle, and “shall have been deemed to have waived their interest in or entitlement” to such shares. On page 237, you provide some discussion of the treatment of bonus shares under the Indian Companies Act, which appears to relate to this new disclosure. Please tell us why you have added this new disclosure and, as necessary, revise the appropriate parts of your filing such as the Q&A section to explain the reasons.

Response: Pursuant to the Contribution Agreement, Silver Eagle and Videocon d2h agreed that upon the satisfaction of certain price targets for the ADSs following the closing of the Transaction, the Sponsor and current Videocon d2h shareholders would be entitled to be issued additional ADSs and equity shares of Videocon d2h, respectively, as described on pages 4, 16, 64 and elsewhere in the Form F-4. Because of certain restrictions under the Indian Companies Act, the parties determined that the mechanism to achieve the earn-out issuances would be a bonus issuance by Videocon d2h, to which, absent any waiver by the public holders of the ADSs, the public holders would be entitled to participate on a pro rata basis. In order to provide for such bonus issue to be made only to the Sponsor and the current Videocon d2h shareholders, the deposit agreement for the ADSs needs to provide that all holders of ADSs (other than the Sponsor) are deemed to waive their right to the bonus issuance. The waiver of such right does not affect the economic impact of the Transaction to the public holders of ADSs and is a technical requirement in order to achieve the earn-out issuance agreed to in the Contribution Agreement. The additional disclosure is intended to clarify for investors that holders of ADSs (other than the Sponsor) will be deemed to have waived their right to such bonus issuances as a result of the express terms included in the Articles of Association and the deposit agreement. However, as disclosed on page 240 of the Form F-4, all shareholders (including holders of the ADSs) shall be entitled to receive the benefits of any other bonus issue undertaken by Videocon d2h in accordance with the Indian Companies Act. Further, we respectfully advise the Staff that the public holders of the ADSs will not be subject to additional dilution as a result of a bonus issue undertaken to effect the earn-outs, other than as is already disclosed in the Form F-4. As requested by the Staff, we have included a separate Q&A to clarify this position on page 6 of the Form F-4.

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Saurabh Pradipkumar Dhoot

Videocon d2h Limited

March 13, 2015

2.	Since your auditor has issued a new audit report, please file an updated consent you’re your audited for the use of this report.

Response: The Company had previously filed as Exhibit 23.2 to Amendment No. 2 to the registration statement on the Form F-4 the updated consent from Khandelwal Jain & Co., the Company's auditors dated March 2, 2015.

As Amendment No. 3 to the registration statement on the Form F-4 contains a new audit report from the Company's auditors, the updated consent has been provided as Exhibit 23.2.

Unaudited Pro Forma Videocon d2h Financial Information, page 96

6. Issuance of Shareholder and Sponsor earn out, page 107

3.	We note your response to our comment one from our letter dated February 27, 2015. In your new disclosure on page 107 you state that the issuance of earn-out shares, “would not impact the pro forma statement of financial position, as the ADSs would not be issuable until at least 20 trading days after the consummation of the Transaction.” However, to help investors understand the future impact; please discuss how the statement of financial position will be affected in the future by these share issuances.

Response: The Company has revised the Form F-4 from page 99-109 to include this information.

4.	Please clarify on pages 107-108 if you are presenting the impact of the maximum shares issuable to all sponsors, shareholders and executives (2.0 million sponsor ADS’s, 11.68 million shareholder ADS’s, and 0.7 million executive ADS’s). If you are not presenting the impact of all three earn-outs / bonuses, please tell us why or modify your disclosure. Furthermore, disclose the future impact of these issuances on ownership percentages.

Response: The Company has revised the Form F-4 from page 99-109 to include this information.

Videocon d2h Operating and Financial Review and Prospects, page 173

5.	We note your risk factor disclosure on page 23 regarding the expired Ku-Band Lease. Given the potential adverse impact to your business, please discuss the expiration of this lease in your MD&A. Disclose when you expect to renew or replace this lease and the estimated impact to your financial statements if this lease is not renewed.

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Saurabh Pradipkumar Dhoot

Videocon d2h Limited

March 13, 2015

Response: Subsequent to filing Amendment No. 2 to Registration Statement on Form F-4 with the SEC on March 3, 2015, the Company entered into an amendment to the Ku Band Lease Agreement with the Department of Space that extended the lease term to April 14, 2015. The company expects to enter into the new lease agreement in the near future. The Company has revised the Form F-4 to reflect this information and included the amendment to the Ku Band Lease Agreement as Exhibit number 10.5.

In addition, as requested by the Staff, the Company has revised the Form F-4 to include the information in the MD&A on page 177.

Critical Accounting Policies, page 176

Recognition of deferred assets, page 178

6.	We note your response to our prior comment two from our letter dated February 27, 2015. We also note your added disclosure that states, “Deferred tax assets are recognized to the extent that it is reasonably certain that sufficient taxable profit will be realized.” According to guidance in paragraph 56 of IAS 12, you should only recognize a deferred tax asset if it is “probable that sufficient taxable profit will be available.” We do not believe that “reasonably certain” and “probable” have the same meaning, please revise accordingly.

Response: The Company has revised the disclosure on page 179 of the Form F-4.

Contractual Obligations, page 190

7.	With respect to your long-term debt, since the Company has not obtained from lenders specific waivers of their right to accelerate repayment we believe you should report the total amount that may be repayable on demand as due in less than one year in the table on page 191. Please revise accordingly or advise us.

Response: The Company has revised the table on page 193 of the Form F-4.

Independent Auditor’s Report, page F -2

8.	We note that your auditor's report states that the audit was conducted, “in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).” If true, please ask your auditor to revise their report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please refer to Auditing Standard No. 1.

Response: The revised auditor's report has been provided on pages F-2 and F-42 of the Form F-4.

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Saurabh Pradipkumar Dhoot

Videocon d2h Limited

March 13, 2015

Financial Statements of Videocon 2dh

15. Earning Per Share, page F-23

9.	Please describe potential ordinary share transactions that occur after the reporting period and that would have changed significantly the number of ordinary shares or potential ordinary shares outstanding at the end of the period if those transactions had occurred before the end of the reporting period. We refer to your business combination and earn out discussions on pages 96-98 and paragraph 70(d) of IAS 33.

Response: The Company has revised the Form F-4 on pages F-23 and F-63 to include this information.

28. Related Party, page F-35

10.	We note your response to our prior comment five from our letter dated February 27, 2015. In addition to disclosing transactions with your related party entities, also disclose related party transactions with individuals such as; Mr. Pradipkumar Nandlal Dhoot, Mr. Venugopal Nandlal Dhoot, Mr. Rajkumar Nandlal Dhoot, and all other Dhoot family members. Disclose how you are related to these individuals and the entities they control. Disclose all related party guarantees or collateral and any other transactions as noted in paragraph 21 of IAS 24.

Response: As disclosed in the Form F-4, the majority shareholding of Videocon d2h is beneficially held by Mr. Saurabh Dhoot, who is the Executive Director of the Company. Mr. Pradipkumar N. Dhoot is the father of Mr. Saurabh Dhoot.

Mr. Venugopal N. Dhoot and Mr. Rajkumar Dhoot are siblings of Mr. Pradipkumar Dhoot and as such are paternal uncles of Mr. Saurabh Dhoot. The Company does not have any transactions with the aforesaid individuals or any other family member apart from the guarantees extended by them for the loans availed by the Company, the details of which have been disclosed in the Form F-4.

As directed by the SEC, the related party disclosure included in the Form F-4 sets forth all transactions between Videocon d2h and members of the Dhoot family, as well as entities controlled by such persons, directly or indirectly, either individually or in the aggregate, through shareholding, directorship or key management personnel. Based on these direct and / or indirect relationships the transactions with the entities are shown as other related parties in the Form F-4.

We have disclosed all related party guarantees or collateral and any other transactions as noted in paragraph 21 of IAS 24 in the Form F-4.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the comments of the Staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Saurabh Pradipkumar Dhoot

Videocon d2h Limited

March 13, 2015

Should you have any questions about the responses in this letter, kindly contact the undersigned at +91 (22) 4255 5000 or via email at sdhoot@videoconmail.com.

Very truly yours,

/s/ Saurabh Pradipkumar Dhoot
Saurabh Pradipkumar Dhoot
Executive Director

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